SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                    INMAC CORP.
  ------------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
                 ------------------------------------------------
                          (Title of Class of Securities)

                                     45753810
                                  --------------
                                  (CUSIP Number)

                                Bruce L. Lev, Esq.
                               Micro Warehouse, Inc.
                               535 Connecticut Ave.
                            Norwalk, Connecticut 06854
                                  (203) 899-4000
  ------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)



                                  With a copy to:

                              Randi L. Strudler, Esq.
                            Jones, Day, Reavis & Pogue
                               599 Lexington Avenue
                             New York, New York  10022
                                  (212) 326-3939


                                 November 30, 1995
  ------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [X].

      CUSIP No. 45753810                        13D          Page 2 of 7 Pages


        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Micro Warehouse, Inc.
             06-1192793

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                    (b)  [ ]

        3    SEC USE ONLY


        4    SOURCE OF FUNDS*

             OO

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               [ ]


        6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7   SOLE VOTING POWER

        NUMBER OF         -0-
          SHARES
       BENEFICIALLY
         OWNED BY     8   SHARED VOTING POWER
           EACH
        REPORTING         2,754,235
       PERSON WITH
                      9   SOLE DISPOSITIVE POWER

                          2,754,235

                     10   SHARED DISPOSITIVE POWER

                          -0-


        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,754,235

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.0%

        14   TYPE OF REPORTING PERSON*

             CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



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






  Item 1.  Security and Issuer.

       The securities to which this statement relates are the shares of common stock, par value $0.01 per share ("Common Stock"), of Inmac Corp., a Delaware corporation (the "Company"). The Company's principal offices are located at 2465 Augustine Drive, Santa Clara, CA 95052.

  Item 2.  Identity and Background.

       This Statement is filed by Micro Warehouse, Inc. ("MWHS"). MWHS's state of organization is Delaware. MWHS is a specialty catalog retailer of microcomputer software and hardware products for users of Macintosh and IBM-compatible personal computers. MWHS's principal offices are located at 535 Connecticut Ave., Norwalk, Connecticut 06854.

       Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of MWHS.

       Neither MWHS nor, to its knowledge, any of the persons identified in
  Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.  Source and Amount of Funds or Other Consideration.

       The consideration payable by MWHS to purchase the shares of Common Stock to which this statement relates is Common Stock of MWHS ("MWHS Common Stock"). See Item 4.

  Item 4.  Purpose of Transaction.

       On November 30, 1995, the Company, MWHS, and a wholly owned subsidiary of MWHS, Indigo Company, Inc. ("Indigo"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, on the terms and subject to the conditions set forth therein, Indigo will be merged with and into the Company (the "Merger"). At the effective time of the Merger, among other things, each then-outstanding share of Common Stock (other than shares of Common Stock held by MWHS or any of its wholly owned subsidiaries or by any of the Company's wholly owned subsidiaries, which shares will be cancelled) will be converted into the right to receive that number of shares of MWHS Common Stock based upon a floating exchange rate, the numerator of which will be 12 and the denominator of which will be the average closing price of MWHS's Common Stock for

























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






  the twenty trading days ending five business days before the Merger is consummated. The exchange rate will be a minimum of 0.225 and a maximum of
  0.276. As a result of the Merger, the Company will become a subsidiary of MWHS and the Common Stock will be delisted from the Nasdaq National Market. The Merger is conditioned upon, among other things: (i) adoption by the Company's stockholders of the Merger Agreement; (ii) the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated; (iii) the absence of any order or injunction which prohibits the consummation of the transactions contemplated by the Merger Agreement; (iv) a Registration Statement on Form S-4 having become effective and all necessary approvals under state securities laws having been obtained; and (v) all consents, authorizations, orders, and approvals of any governmental authority required in connection with the Merger Agreement having been obtained, other than any such consents, authorizations, orders, or approvals which, if not obtained, would not have a material adverse effect on the business, financial condition, or results of operations of the Company.

       As a condition to its willingness to enter into the Merger Agreement, MWHS required that, simultaneously with the execution thereof, each of the Kenneth and Roberta Eldred Revocable Trust U/T/A and the Eldred 1995 Charitable Remainder Unit Trust U/T/A (the "Stockholders") enter into an agreement with MWHS (the "Stock Agreement"). Pursuant to the Stock Agreement, among other things, the Stockholders agreed to vote all of the shares of Common Stock owned by each of them in favor of the adoption of the Merger Agreement at the meeting of the Company's stockholders to be called to vote thereon (the "Stockholder Meeting"), granted to MWHS the right to purchase such shares for a purchase price payable in shares of MWHS Common Stock at the Conversion Rate (the "Option"), and agreed to certain restrictions on transfer of those shares of Common Stock. See Item 5.

       MWHS's principal purpose in entering into the Merger Agreement is to acquire the Company. MWHS's principal purpose in entering into the Stock Agreement is to enhance the likelihood of the Merger being consummated. If, prior to the Merger, MWHS exercises the Option, MWHS intends to enforce its right under the Merger Agreement to require the Company to take all available action to cause a number of directors of the Company proportionate to the amount of Common Stock owned by MWHS to be persons designated by MWHS. Following the Merger MWHS intends to seek to change the composition of the Company's Board of Directors and thereby control the Company and to seek to cause one or more of the executive officers of the Company to be replaced.

       MWHS believes that the Merger is in the best interest of it and its Stockholders. The Merger will permit MWHS to expand its business operations in certain geographical areas (particularly Europe and the United Kingdom) in which MWHS operates. MWHS anticipates the consolidation of the United States operations following the Merger. As of the date of this statement, however, MWHS had not entered into any agreements providing for dispositions and there can be no assurance that MWHS will do so or as to the timing or terms thereof.

























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






       The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Stock Agreement, copies of which are filed respectively as Exhibits 1 and 2 hereto and incorporated herein by this reference.

  Item 5.  Interest in Securities of the Issuer.

       The response to Item 4 is incorporated herein by this reference.

       Pursuant to the Stock Agreement, the Stockholders have represented to MWHS that, as of November 30, 1995, the Stockholders were the beneficial and pecuniary owners of 1,954,235 shares and 800,000 shares, respectively, of Common Stock, or 26.0% of the total number of shares of Common Stock then outstanding. As a result of the Option and the other provisions of the Stock Agreement, MWHS may be deemed to be the beneficial owner of all of these 2,754,235 shares of Common Stock. MWHS's potential beneficial ownership arises from the fact that it may be deemed to have shared power to vote or direct the voting of the 2,754,235 shares of Common Stock owned by the Stockholders and the sole power to dispose or direct the disposition of such shares.

       Except as disclosed in this Statement, neither MWHS nor, to its knowledge, any of the persons identified on Schedule I hereto have effected transactions in shares of Common Stock during the preceding 60 days.

  Item 6.  Contracts, Arrangements, Understandings or Relationships With
  Respect to
             Securities of the Issuer.

       The responses to Items 4 and 5 are incorporated herein by this reference.

  Item 7.  Material to be Filed as Exhibits.

       Exhibit 1 --   Agreement and Plan of Merger, dated as of November 30,
                      1995, by and among the Company, MWHS, and Indigo.

       Exhibit 2 --   Stock Agreement, dated as of November 30, 1995, by and
                      between MWHS and the Stockholders.




































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






                                     SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                     MICRO WAREHOUSE, INC.


                                     By: /s/ Bruce L. Lev
                                         ---------------------------------------
                                     Name:   Bruce L. Lev
                                     Title:  Vice President


  Date:  December 4, 1995













































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


                                                                      SCHEDULE I
                                                                      ----------


                            Information with Respect to
                     Directors and Executive Officers of MWHS
                     ----------------------------------------


       Each of the individuals listed below is a United States citizen unless otherwise noted. The business address of each such individual is 535 Connecticut Avenue, Norwalk, Connecticut 06854. The address of the corporation or organization (if other than MWHS), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below.

                                                                      Present Principal Occupation or
     Name                         Title                               Employment
     --------------------------   ----------------------------------  ---------------------------------------
     Peter Godfrey                Chairman, President, Chief          Chairman, President, Chief Executive
                                  Executive Officer and Director      Officer and Director of MWHS

     Melvin Seiler                Executive Vice President, Chief     Executive Vice President, Chief
                                  Operating Officer   and Director    Operating Officer and Director of MWHS

     Steven Purcell               Vice President - Finance, Chief     Vice President - Finance, Chief
                                  Financial Officer and Treasurer     Financial Officer and Treasurer of MWHS

     Bruce L. Lev                 Vice President, General Counsel     Vice President, General Counsel and
                                  and Secretary                       Secretary of MWHS

     Deborah Cooper               Vice President of Mac Marketing     Vice President of Mac Marketing at MWHS

     Powell Crawley               Vice President-International        Vice President-International Business
                                  Business Development                Development at MWHS

     George D'Amico               Vice President-Sales and TQM        Vice President-Sales and TQM at MWHS

     Stephen F. England           Vice President-Worldwide            Vice President-Worldwide Advertising at
                                  Advertising                         MWHS

     Martin Gordon                Vice President and Chief            Vice President and Chief Information
                                  Information Officer                 Officer at MWHS

     Merle McIntosh               Vice President, Purchasing          Vice President, Purchasing at MWHS

     Adam Shaffer                 Vice President-Marketing            Vice President-Marketing at MWHS




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


                                                                      Present Principal Occupation or
     Name                         Title                               Employment
     --------------------------   ----------------------------------  ---------------------------------------
     Bruce Schellinkhout          Vice President, Distribution
                                                                      Vice President, Distribution at MWHS

     Jeffrey Sheahan              Vice President-General Manager of   Vice President-General Manager of
                                  European Operations                 European Operations at MWHS

     Eric Furman                  Corporate Controller and Chief      Corporate Controller and Chief
                                  Accounting Officer                  Accounting Officer of MWHS

     Felix Dennis                 Director                            Chairman of Dennis Publishing Ltd.
     U.K. citizen                                                     39 Goodge Street
                                                                      London, England W1P 1FD
                                                                      Principal business of company -
                                                                      Publishing

     Frederick H.                 Director                            Managing Director of Loeb Partners
     Fruitman                                                         Corporation
                                                                      61 Broadway - 24th Floor
                                                                      New York, New York  10006
                                                                      Principal business of company -
                                                                      Investment Banking

     Joseph M. Walsh              Director                            Chairman and Chief Executive Officer of
                                                                      Curtis Circulation Company
                                                                      Continental Plaza
                                                                      Building 3
                                                                      433 Hackensack Avenue
                                                                      Hackensack, NJ 07601
                                                                      Principal business of company -
                                                                      Magazine distribution







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